Louis Wharton Partner Direct Voice 818.444.4509 Direct Fax 818.444.6309 E-Mail lwharton@stubbsalderton.com

April 20, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Phototron Holdings, Inc.
Responses to Staff Comments of April 18, 2011 with respect to:
Current Report on Form 8-K, as amended by
Amendment No. 1
Filed April 14, 2011
File No. 000-50385

Ladies and Gentlemen:

On behalf of Phototron Holdings, Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated April 18, 2011 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

General

1.
Page 2 still says “Information included in this Form 8-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).”  Remove all references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 because they do not apply to penny stocks.

The Company acknowledges the Staff’s comment.  The Company has removed all references to the Private Securities Litigation Reform Act of 1995 and intends to provide the following disclosure in lieu of the safe harbor statement in an amendment (the “Second Amendment”) to the Current Report on Form 8-K filed by the Company with the Commission on March 9, 2011 and amended on April 14, 2011:

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.stubbsalderton.com

Securities and Exchange Commission April 20, 2011 Page 2

“Forward Looking Statements

This Current Report on Form 8-K, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business,” contains “forward-looking statements” that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources.  These forward-looking statements include, without limitation: statements regarding proposed new services; statements concerning litigation or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; and other similar expressions concerning matters that are not historical facts.  Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved.  Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  Important factors that could cause these differences include, but are not limited to:

•	our failure to implement our business plan within the time period we originally planned to accomplish; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business.”

Forward-looking statements speak only as of the date they are made.  You should not put undue reliance on any forward-looking statements.  We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws.  If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.”

Securities and Exchange Commission April 20, 2011 Page 3

Description of Business, page 3

2.
We note your response to comment three from our letter dated April 4, 2011.  Pages 4 and 5 disclose plans to create an independent distribution network.  However, page 6 states your distributors are Messrs. Ellins and Denkin who are your Executive Chairman and President, respectively.  It is unclear how you have an independent distribution network when your current distributors are your own employees.  Please advise and revise.

The Company acknowledges the Staff’s comment.  Although the Company’s Executive Chairman and President will serve as distributors in the distribution network, substantially all other distributors will be unaffiliated with the Company.  Notwithstanding the foregoing, the Company will revise all applicable disclosure in the Second Amendment to remove the word ‘independent’ from the description of its distributor network.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendment;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4509.

Sincerely,

/s/ Louis Wharton

Louis Wharton

cc:           Brian B. Sagheb